Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-272168

PROSPECTUS SUPPLEMENT dated July 24, 2023
(to Prospectus dated June 29, 2023, as supplemented from time to time)

EAGLE POINT INCOME COMPANY INC.

$75,000,000 of Common Stock

Up to 1,000,000 Shares of 5.00% Series A Term Preferred Stock due 2026

Liquidation Preference $25 per share

This prospectus supplement supplements the prospectus supplement dated June 30, 2023, or the “June Supplement,” and the accompanying prospectus thereto dated June 29, 2023, or the “Base Prospectus.” The Base Prospectus and June Supplement, and all supplements to or documents incorporated by reference into the Base Prospectus and June Supplement, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of $75,000,000 aggregate amount of common stock, par value $0.001 per share, or the “common stock,” and up to 1,000,000 shares of 5.00% Series A Term Preferred Stock due 2026, or the “Series A Term Preferred Stock,” with an aggregate liquidation preference of $25,000,000, pursuant to the Second Amended and Restated At Market Issuance Sales Agreement, dated June 29, 2023, with B. Riley Securities, Inc.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock or Series A Term Preferred Stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-11 of the June Supplement and page 13 of the Base Prospectus, as well as in other documents incorporated by reference into the Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Income Company Inc., a Delaware corporation, and its consolidated subsidiaries.

RECENT DEVELOPMENTS

On July 20, 2023, we priced an underwritten public offering of 1,130,500 shares of our 7.75% Series B Term Preferred Stock due 2028, or the “Series B Term Preferred Stock,” at a public offering price of $25 per share, which will result in net proceeds to us of approximately $27.1 million after payment of underwriting discounts and commissions and estimated offering expenses payable by us. The Series B Term Preferred Stock is rated ‘BBB’ by Egan-Jones Ratings Company, an independent rating agency.

This offering is expected to close on July 26, 2023, subject to customary closing conditions. In addition, we have granted the underwriters a 30-day option to purchase up to an additional 169,575 shares of Series B Term Preferred Stock to cover overallotments, if any. The Series B Term Preferred Stock is expected to be listed on the New York Stock Exchange and to trade thereon within 30 days of the original issue date under the symbol “EICB.”